Filed by: Neon Therapeutics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Neon Therapeutics, Inc. (Commission File No.: 001-38551)

1 Announcement Q&A January 16, 2020 © 2020 Neon Therapeutics, Inc.

Forward-Looking Statements This communication contains “forward-looking statements” of BioNTech and Neon within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but may not be limited to, express or implied statements regarding the expected impact of this proposed merger on BioNTech’s and Neon’s business; the timing of the closing of the proposed merger; the creation of long-term value for BioNTech and Neon shareholders; potential synergies between BioNTech and Neon and their pipelines; and BioNTech’s global expansion strategy. Any forward-looking statements in this press release are based on BioNTech and Neon management’s current expectations and beliefs of future events, and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the possibility that the proposed merger may not close, the reaction to the proposed merger of Neon’s business partners, the reaction of competitors to the proposed merger, the retention of Neon employees, BioNTech’s plans for Neon, the future growth of Neon’s and BioNTech’s businesses and the possibility that integration following the proposed merger may be more difficult than expected, uncertainties related to the initiation, timing and conduct of studies and other development requirements for Neon’s product candidates; the risk that any one or more of Neon’s product candidates will not be successfully developed and commercialized; the risk that the results of preclinical studies and clinical trials may not be predictive of future results in connection with future studies or trials; the risk that Neon’s collaborations will not continue or will not be successful; risks related to Neon’s ability to protect and maintain Neon’s intellectual property position; risks related to Neon’s capital requirements, use of capital and unexpected expenditures, including Neon’s ability to manage operating expenses or obtain funding to support planned business activities or to explore and establish strategic alternative transactions; risks related to Neon’s ability to attract and retain personnel; and risks related to the ability of Neon’s licensors to protect and maintain their intellectual property position. For a discussion of these and other risks and uncertainties, and other important factors, any of which could cause BioNTech’s or Neon’s actual results to differ from those contained in the forward-looking statements, see the section entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in BioNTech’s Registration Statement on Form F-1 filed with the SEC on September 9, 2019, as amended, and Neon’s Annual Report on Form 10-K for the year ended December 31, 2018 and comparable sections of Neon’s Quarterly Reports on Form 10-Q and other filings, which have been filed with the SEC and are available on the SEC’s website at www.sec.gov. All information in this communication is as of the date of the release, and Neon undertakes no duty to update this information unless required by law.

Important Additional Information and Where to Find It In connection with the proposed merger, BioNTech will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 containing a proxy statement of Neon and a prospectus of BioNTech, and each of Neon and BioNTech may file with the SEC other documents regarding the proposed merger. The definitive proxy statement will be mailed to stockholders of Neon. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BIONTECH, Neon AND THE PROPOSED MERGER. Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from BioNTech at its website, https:// biontech.de, or from Neon at its website, https://Neon.com. Documents filed with the SEC by BioNTech will be available free of charge by accessing BioNTech’s website under the heading Investors & Media, or, alternatively, by directing a request by telephone or mail to BioNTech at An der Goldgrube 12, 55131 Mainz, Germany, and documents filed with the SEC by Neon will be available free of charge by accessing Neon’s website at https://neontherapeutics.com under the heading Investor Resources or, alternatively, by directing a request by telephone or mail to Neon at 40 Erie Street, Suite 110, Cambridge, MA 02139. No Offer or Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or approval with respect to the proposed transaction or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Participants in Solicitation BioNTech and Neon and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Neon in respect of the proposed merger under the rules of the SEC. Information about Neon’s directors and executive officers is available in Neon’s definitive proxy statement dated April 26, 2019 for its 2019 Annual Meeting of Stockholders, and certain of its Current Reports on Form 8-K. Information about BioNTech’s directors and executive officers is available in BioNTech’s Registration Statement on Form F-1 filed with the SEC on September 9, 2019, as amended. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Neon or BioNTech using the sources indicated above. Intellectual Property Neon Therapeutics, Inc. is the owner of the NEON THERAPEUTICS, RECON, NEO-STIM, Precision NEO-STIM and MAPTAC trademarks, as well as certain other trademarks, including design versions of some or all of these trademarks. The symbols ™ and ® are not used in connection with the presentation of these trademarks in this presentation and their absence does not indicate a lack of trademark rights. Certain other trademarks used in this presentation are the property of third-party trademark owners and may be presented with or without trademark references.

What was announced today? Prior to the opening of the markets today, Neon announced that it has entered into a definitive merger agreement pursuant to which Neon will be acquired by BioNTech SE in an all-stock transaction. If this transaction closes, Neon will become a wholly-owned subsidiary of BioNTech SE and Neon’s equity holders will receive BioNTech American Depositary Shares (or ADSs) in exchange for their currently-held Neon equity securities. What is the value of this transaction? Upon the closing of the announced transaction, all shares of Neon’s capital stock will be converted into BioNTech securities at a fixed exchange ratio of 0.063 BioNTech securities for each share of Neon’s capital stock. (See below for more information on the treatment of Neon options, restricted stock and restricted stock units.) At closing, all existing Neon shares will be exchanged for BioNTech securities according to the fixed exchange ratio set forth in the merger agreement. The precise value of this transaction will depend on the relative values of Neon’s common stock and securities will depend on the value of BioNTech’s ADS’s at that time. Note: A BioNTech American Depositary Share (“ADS”) is a U.S. dollar-denominated form of equity ownership in BioNTech, representing ordinary shares on deposit in the United States. Each BioNTech ADS represents the ownership of one BioNTech ordinary shares. © 2020 Neon Therapeutics, Inc. 4

What is the rationale for BioNTech’s acquisition of Neon? What is the timing of the proposed transaction? Creates a clear global leader in neoantigen therapies and cancer vaccines with the broadest pipeline and technology toolkit in the field. Combines two organizations with a common culture of pioneering translational science and a shared vision for the future of cancer immunotherapy. Enables BioNTech to integrate Neon’s talent into its global organization. BioNTech also intends to invest in Neon’s core platforms and programs, as well as expand headcount and capabilities in Cambridge, Massachusetts. Accelerates BioNTech’s planned US expansion through addition of Neon’s team and operational site in Cambridge, Massachusetts. The deal was signed on January 15, 2020 and the transaction is expected to close during the second quarter of 2020. The transaction is subject to the approval of Neon's shareholders and other customary closing conditions. © 2020 Neon Therapeutics, Inc. 5

What is the difference between deal signing and deal closing? Deal signing means that both parties, Neon and BioNTech, have signed a definitive merger agreement that reflects the terms of the proposed transaction, the arrangements between the parties for the period between signing and closing, and the requirements for the transaction to close. Deal closing is when the proposed transaction is executed, i.e., Neon’s shareholders will receive BioNTech ADSs per deal terms and Neon will become a wholly-owned subsidiary of BioNTech. What activities must occur between deal signing and deal close? Between signing and closing, Neon and BioNTech will continue to operate as separate companies, subject to the interim operating covenants set forth in the definitive merger agreement. Following the announcement of this transaction, the parties will work together to file a joint registration statement and proxy statement that will describe the material terms of this transaction and solicit a vote from Neon’s stockholders. Once this document is finalized with the Securities and Exchange Commission, Neon will call a stockholder meeting to approve the proposed transaction. In order for the transaction to close, Neon’s stockholders must approve this transaction at a stockholder meeting. ADS = American Depositary Share © 2020 Neon Therapeutics, Inc. 6

What will happen to Neon’s offices and organization? BioNTech intends to use Neon’s Cambridge site as its US hub. BioNTech has a broad pipeline that includes vaccines, biologics, small molecules, mRNA, and cell therapies. To support development of BioNTech’s assets in the US, we expect BioNTech to expand the workforce at the Neon Cambridge location. Who will manage integration planning? BioNTech will work collaboratively with Neon’s management to ensure a smooth transition during pre-closing, integration planning period. We will provide more information in the coming weeks.

What will happen to Neon’s existing programs and platforms? We understand that BioNTech intends to further invest in Neon’s existing programs and platforms. BioNTech intends to expand its workforce in the US and we expect that Neon’s employees will have the opportunity to work on programs spanning the combined BioNTech / Neon portfolio following deal closing and integration. What will happen to ongoing clinical trials? NEO-PV-01: Neon will complete its ongoing NT-002 and NT-003 clinical trials, as previously announced. NEO-PTC-01: The Phase 1 trial in melanoma for NEO-PTC-01 will be executed per Neon’s plans, assuming receipt of regulatory approval to commence this trial.

What is BioNTech’s culture like? Will Neon’s culture change? BioNTech is a patient-focused and science-driven organization, very much like Neon. Neon conducted reverse diligence on BioNTech and was impressed with BioNTech’s quality of management and rigor of science. While of course there will be changes, we believe that there will be more common ground than not, and we look forward to the integration of the two companies. What should I be doing between now and deal close? As a general statement, it is business as usual through the closing. Everyone at Neon should continue working towards the corporate, program and personal goals we have set for 2020. In certain instances, Neon’s activities will require prior consent from BioNTech, and the Finance and Legal teams are here to help you with that.

Will there be a restructuring or reduction in force? A key factor for BioNTech’s acquisition of Neon is the talent and capabilities of the Neon team. BioNTech plans to further build its presence in the US, with Neon’s Cambridge site serving as the anchor for those activities and capabilities. We understand that BioNTech plans to invest in Neon’s R&D programs, platforms and people. How will the acquisition affect compensation, benefits and planned vacations? BioNTech has committed to maintaining Neon’s current compensation and benefit levels for at least one year after closing. Neon employees should continue to take vacations as planned (i.e., business as usual).

Can employees talk about the proposed business combination publicly? Employees are free to talk about the transaction using publicly available information provided by Neon. All inquiries about the merger from the media or other external parties should be directed to Stephanie Simon of Ten Bridge Communications at 617-581-9333 or stephanie@tenbridgecommunications.com. Can we reach out to our new colleagues at BioNTech? What if we are contacted by them? No. Until the transaction closes, you should not reach out to employees at BioNTech for any reason due to regulatory requirements. For the time being BioNTech is a separate company and we should operate accordingly. If you have any further questions, please feel free to contact the Legal team. What should employees tell customers, suppliers and others who ask about the transaction? Until the transaction closes, it is important to be clear with partners, suppliers and other third parties that Neon and BioNTech are two separate companies and that their contacts and relationships within Neon will remain the same. If you receive inquiries regarding BioNTech or any of BioNTech's products, it is important that you communicate BioNTech and Neon's status as separate entities and that these types of questions should be directed to BioNTech. If they have questions about the transaction, please let them know that you're not in a position to respond and that you will take their information and have someone with Neon get back to them. Please then notify your manager or the Legal team to determine the best course of action. © 2020 Neon Therapeutics, Inc. 11

How will the acquisition affect employee equity and stock options? Restricted Stock Units (“RSUs”): All outstanding RSUs will vest upon the closing of the proposed transaction, regardless of their original vesting schedule (which is to say that the vesting of all outstanding RSUs will be “accelerated”). The resulting shares of Neon’s common stock will convert into BNTX ADSs based upon the fixed exchange ratio. Restricted Stock Awards (“RSAs”): All outstanding restricted stock awards will vest and will be treated like shares of common stock upon the closing of this transaction (which is to say converted into BNTX ADSs based upon the fixed exchange ratio). Stock Options: Outstanding stock options will also receive accelerated vesting when this proposed transaction closes. For option awards that are “in-the-money” at the time of closing (i.e., the price of Neon’s common stock exceeds the option’s exercise price), the positive difference in the value of that stock option will be paid to the holder of that in-the-money option in cash shortly after the closing. Can I trade in Neon or BioNTech stock? No Neon Insider should seek to transact in either Neon’s common stock or BioNTech’s equity securities (including the ADSs) without first pre-clearing that activity with Neon’s Compliance Officer. BNTX = BioNTech SE ADS = American Depositary Share “Insider” is defined in Neon’s Insider Trading Policy © 2020 Neon Therapeutics, Inc. 12